Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 2
DATED NOVEMBER 4, 2011
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 1 dated September 29, 2011.  Unless otherwise defined in this Supplement No. 2, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On October 13, 2011, we purchased the following property:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)	Phy-sical Occ-upancy
Fox Point –Neenah, WI	10/13/11	171,121	$18,242,000	8.24%	$1,619,760	$9.47	9.1	98.1%	98.1%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition, as no purchase price was paid related to those spaces at the time of the acquisition.

Fox Point.  On October 13, 2011, we, through Inland Diversified Neenah Fox Point, L.L.C., a wholly owned subsidiary formed for this purpose (the “Fox Point Subsidiary”), acquired a fee simple interest in a 171,121 square foot grocery-anchored, retail shopping center located in Neenah, Wisconsin, known as “Fox Point.”  We funded the purchase price with proceeds from our offering.  The cap rate for Fox Point is approximately 8.24%.  In deciding to acquire this property, we considered the following:

Leasing Activity and Tenant Mix

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Fox Point is 98.1% leased to seventeen tenants.

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The property is anchored by Pick ‘n Save grocery store, a regional grocer owned by Milwaukee-based Roundy’s.

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Other tenants at the center include Rent-A-Center, Anytime Fitness, Hallmark and Adventures in Advertising.

Location

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The property is located in Neenah, Wisconsin, which is located approximately forty miles southwest of Green Bay.

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The property is located on the southeast corner of Winneconne Avenue (County Road 114) and Green Bay Road, and approximately one mile from Highway 41.

Demographics

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Within a three-mile radius of the property, the population is approximately 36,800 and the estimated average household income is approximately $66,800.

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Within a five-mile radius of the property, the population is approximately 60,200 and the estimated average household income is approximately $68,100.

We believe that Fox Point is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are eight competitive properties located within approximately three miles of the property.

Financing Transactions

Fox Point Loan.  On October 21, 2011, the Fox Point Subsidiary entered into a loan with an aggregate principal amount equal to approximately $10.8 million from PNC Bank, National Association.  The loan is secured by a first mortgage on Fox Point, located in Neenah, Wisconsin, which we acquired on October 13, 2011.  The loan bears interest at a rate equal to thirty-day LIBOR plus 2.25% per annum and matures on October 21, 2016.  The maturity date may be extended for two one-year periods, upon the satisfaction of certain conditions, including the payment of an extension fee, Roundy’s Supermarkets, Inc. (“Pick ’n Save”) or any successor tenant not being in default on its lease and the existing lease to Pick ’n Save not having been terminated.  The loan requires the borrower to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due.  The loan may be prepaid, in whole or in part, without penalty or premium, at any time, subject to the indemnification of the lender for certain losses or cost incurred by it resulting therefrom.

The loan is recourse to the Fox Point Subsidiary and non-recourse to us, subject to standard non-recourse carve outs and further subject to an election by us to assume recourse liability in the case of a Pick ’n Save lease default or a Pick ’n Save lease termination.  We have guaranteed the full payment of losses, costs or damages incurred by the lender as a result of its enforcement of the guaranty, any intentional material misrepresentation by the borrower or any physical waste of the property, among other things.

On October 28, 2011, the Fox Point Subsidiary entered into a $10.8 million interest rate swap associated with the variable rate debt on the Fox Point property.  The Fox Point Subsidiary will be making the fixed-rate payment over the life of the agreement and the counterparty will be paying it the variable rate payment. This swap effectively hedges the interest payment to a total fixed rate equal to 3.75% per annum, and matures on October 21, 2016.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the months of September 2011 and October 2011, we issued approximately 2,629,000 shares of our common stock and 2,406,000 shares of our common stock, respectively, resulting in aggregate gross offering proceeds of approximately $26.1 million and $24.0 million, respectively, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of October 31, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	50,626,420	503,771,810	48,025,352	455,746,458

Shares sold pursuant to our distribution reinvestment plan:	1,685,139	16,008,819	-	16,008,819

Shares purchased pursuant to our share repurchase program:	(167,474)	(1,616,271)	-	(1,616,271)
Total:	52,164,085	$518,364,358	$48,025,352	$470,339,006

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.